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                                                                   Exhibit 99.86

News release via Canada NewsWire, Toronto 416-863-9350

          Attention Business Editors:
          POSITIVE PRECLINICAL EFFICACY DATA WITH ALZHEIMER'S
          DISEASE LEAD PRODUCT AZD-103 PRESENTED AT KEYSTONE SYMPOSIA

TORONTO, FEB. 23 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition")
(TSX: TTH) announced that a presentation of positive preclinical data with Alzheimer's disease lead product AZD-103 was made at the Keystone Symposia on Alzheimer's Disease held in Breckenridge, Colorado. A series of preclinical studies in a widely accepted animal model of Alzheimer's disease showed that AZD-103 can prevent and reduce disease effects including the formation of amyloid beta fibrils, impaired cognitive function and accelerated mortality. These outcomes occurred regardless of whether AZD-103 was administered before the onset of disease or during the symptomatic phase of disease indicating AZD-103's potential as a preventative and therapeutic agent for Alzheimer's disease.

"These pioneering studies from one of the leading Alzheimer's research centers in the world contribute to a growing body of data supporting a broad role for AZD-103 as an Alzheimer's disease-modifying therapy", said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

The presentation was made by Dr. JoAnne McLaurin from the University of Toronto and entitled "Cyclohexanehexol-based inhibitors of A-beta-aggregation prevent and reverse Alzheimer-like features in a transgenic model of Alzheimer Disease". The studies were performed using the widely accepted TgCRND8 transgenic mouse model of Alzheimer's disease. These transgenic mice carry a mutated gene that causes amyloid accumulation and Alzheimer's disease in humans. The transgenic mice develop Alzheimer-like disease characteristics including spatial learning deficits, rising levels of amyloid beta and an increase in plaques in the brain and accelerated mortality. When these transgenic mice were treated with AZD-103 they showed reduced accumulation of amyloid in the brain, and fewer plaques, compared to untreated controls. Learning deficits were eliminated, restoring learning capacity to normal levels. Life expectancy was also improved in these mice. Beneficial effects were observed when AZD-103 treatment commenced before symptoms appeared, and once the disease was well-established. Based on these encouraging data, AZD-103 shows promise of being a leading drug candidate for the treatment of Alzheimer's disease.

About AZD-103

The lead compound AZD-103 is part of an emerging class of disease-modifying agents that have the potential to both reduce disease progression and improve symptoms such as cognitive function. AZD-103 breaks down neurotoxic fibrils, allowing amyloid peptides to clear the body rather than form amyloid plaques, a hallmark pathology of Alzheimer's disease. In addition, AZD-103 is well positioned

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as an Alzheimer's therapy as it is taken orally, crosses the blood brain barrier and has an excellent safety profile.

About Alzheimer's Disease

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. The disease affects more than 4 million Americans, and with an aging population is expected to double over the next 20 years unless an effective therapy is developed. Currently approved Alzheimer's therapies primarily treat disease symptoms but do not reverse or slow down disease progression. These products have annual sales of US$3.1 billion; however, the Alzheimer's pharmaceutical market is expected to grow significantly with the arrival of products that alter disease progression.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in type I and type II diabetes patients, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 21:10e 23-FEB-06